

11005259

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-33476

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). At the time the Annual Report on Form 11-K was initially filed, the audit covering the Plan financial statements was not yet complete. The audit is now complete and the Plan's financials, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
DECEMBER 31, 2009 and 2008



Report of Independent Registered Public Accounting Firm

To the Trustees and Participants:
Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Philadelphia, Pennsylvania
February 7, 2011

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009

		ESOP		
ASSETS	**401(k)**	**Allocated**	**Unallocated**	**Total**
Investments - at fair value				
Cash and money market funds	$ 6,414			$ 6,414
Common stock	3,166,906	$6,651,072	$25,080,684	34,898,662
Collective investment funds	1,595,299	-	-	1,595,299
Collective trust fund	5,695,173	-	-	5,695,173
Mutual funds	11,481,819	-	-	11,481,819
Life insurance	-	-	-	-
Participant loans	672,975	-	-	672,975
Total investments	22,618,586	6,651,072	25,080,684	54,350,342
Participant contributions receivable	68,297	-	-	68,297
Employer contributions receivable	532,889	-	-	532,889
Total assets	23,219,772	6,651,072	25,080,684	54,951,528
LIABILITIES				
Loan Payable	-	-	27,481,008	27,481,008
Due to broker for securities purchased	62,553	-	-	62,553
Total liabilities	62,553	-	27,481,008	27,543,561
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	23,157,219	6,651,072	(2,400,324)	27,407,967
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,368)	-	-	(11,368)
NET ASSETS AVAILABLE FOR BENEFITS	$23,145,851	$6,651,072	$(2,400,324)	$27,396,599

See notes to financial statements.

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008

		ESOP		
ASSETS	**401(k)**	**Allocated**	**Unallocated**	**Total**
Investments - at fair value				
Cash and money market funds	$ 12,497			$ 12,497
Common stock	3,920,884	$4,204,699	$32,073,986	40,199,569
Collective investment funds	624,292	-	-	624,292
Collective trust fund	5,136,301	-	-	5,136,301
Mutual funds	7,767,492	-	-	7,767,492
Life insurance	3,535	-	-	3,535
Participant loans	660,704	-	-	660,704
Total investments	18,125,705	4,204,699	32,073,986	54,404,390
Participant contributions receivable	15,722	-	-	15,722
Employer contributions receivable	216,788	-	-	216,788
Due from broker for securities sold	10,303	-	-	10,303
Total assets	18,368,518	4,204,699	32,073,986	54,647,203
LIABILITIES				
Loan Payable	-	-	29,695,712	29,695,712
Due to broker for securities purchased	11,926	-	-	11,926
Total liabilities	11,926	-	29,695,712	29,707,638
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	18,356,592	4,204,699	2,378,274	24,939,565
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	290,087	-	-	290,087
NET ASSETS AVAILABLE FOR BENEFITS	$18,646,679	$4,204,699	$2,378,274	$25,229,652

See notes to financial statements.

BENEFICIAL MUTUAL SAVINGS BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

		ESOP		
	401(k)	Allocated	Unallocated	Total
ADDITONS TO NET ASSETS ATTRIBUTED TO:				
Investment income (loss):				
Net appreciation (depreciation) in fair value of investments	$ 2,230,302	$ (449,098)	$ (4,097,831)	$ (2,316,627)
Interest and dividends	226,156	-	-	226,156
Net investment income (loss)	2.456,458	(449,098)	(4,097,831)	(2,090,471)
Contributions:				
Participant contributions	2,283,685	-	-	2,283,685
Employer contributions	532,889	-	4,610,000	5,142,889
Rollover contributions	58,082	-	-	58,082
Total contributions	2,874,656	-	4,610,000	7,484,656
Allocate 302,171 Shares of Beneficial Mutual Bancorp, Inc. Common Stock at Fair Value	-	2,895,471	(2,895,471)	-
Other Receipts	7,766	-	-	7,766
	7,766	2,895,471	(2,895,471)	7,766
Total additions	5,338,880	2,446,373	(2,383,302)	5,401,951
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:				
Benefits paid to participants	755,648	-	-	755,648
Interest expense – ESOP loan	-	-	2,395,296	2,395,296
Administrative expenses	84,060	-	-	84,060
Total deductions	839,708	-	2,395,296	3,235,004
INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	4,499,172	2,446,373	(4,778,598)	2,166,947
NET ASSETS AVAILABLE FOR BENEFITS				
BEGINNING OF YEAR	18,646,679	4,204,699	2,378,274	25,229,652
END OF YEAR	$23,145,851	$6,651,072	$(2,400,324)	$27,396,599

See notes to financial statements.

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

		ESOP		
	401(k)	Allocated	Unallocated	Total
ADDITONS TO NET ASSETS ATTRIBUTED TO:				
Investment (loss) income:				
Net (depreciation) appreciation in fair value of investments	$ (3,644,282)	$ (153,214)	$ 733,673	$ (3,063,823)
Interest and dividends	291,597	-	-	291,597
Net investment (loss) income	(3,352,685)	(153,214)	733,673	(2,772,226)
Contributions:				
Participant contributions	1,782,845	-	-	1,782,845
Employer contributions	483,024	-	3,091,726	3,574,750
Rollover contributions	300,297	-	-	300,297
Total contributions	2,566,166	-	3,091,726	5,657,892
Transfer from Beneficial Mutual Savings Bank Employee Stock Ownership Plan	-	1,784,916	2,385,193	4,170,109
Transfer from Beneficial Insurance Services, LLC 401(k) Plan	3,900,454	-	-	3,900,454
Allocate 212,512 Shares of Beneficial Mutual Bancorp, Inc. Common Stock at Fair Value	-	2,572,997	(2,572,997)	-
	3,900,454	4,357,913	(187,804)	8,070,563
Total additions	3,113,935	4,204,699	3,637,595	10,956,229
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:				
Benefits paid to participants	3,750,145	-	-	3,750,145
Interest expense – ESOP loan	-	-	1,259,321	1,259,321
Administrative expenses	22,274	-	-	22,274
Total deductions	3,772,419	-	1,259,321	5,031,740
(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(658,484)	4,204,699	2,378,274	5,924,489
NET ASSETS AVAILABLE FOR BENEFITS				
BEGINNING OF YEAR	19,305,163	-	-	19,305,163
END OF YEAR	$18,646,679	$4,204,699	$2,378,274	$25,229,652

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan (with 401(k) provisions), formerly the Beneficial Mutual Savings Bank 401(k) Plan provides general information only. For a more complete description of the Plan's provisions, participants should refer to the Plan document.

General

The Beneficial Mutual Savings Bank 401(k) Plan (the "401(k) Plan") was established on August 8, 1985 and amended and restated as of May 11, 2007 for the benefit of Beneficial Mutual Savings Bank (the "Company") employees. Effective January 1, 2007, the Company established an employee stock ownership plan ("ESOP") under Sections 409 and 4975 (e)(7) of the Internal Revenue Code (the "Code".) On July 1, 2008 (the "Effective date"), the Plan was amended and restated as the Employee Savings and Stock Ownership Plan (the "KSOP" or "Plan") to integrate the ESOP with the 401(k) Plan. The Company's management believes that the integration of the two plans was a tax exempt transaction under the applicable provisions of the Code.

In addition to providing retirement benefits for employees of the Employer (which includes the Company and each Related Company that adopts the Plan) and their Beneficiaries, a primary purpose of the Plan is to enable employees to share in the growth and prosperity of the Company and to accumulate capital for their future economic security by acquiring a proprietary interest in the Company. In furtherance of that goal, the employee stock ownership portion of the Plan is designed to invest its assets primarily in common stock issued by Beneficial Mutual Bancorp, Inc., the Company's parent holding company ("Company Stock").

On the Effective date, the ESOP and the Beneficial Insurance Services, LLC, a wholly owned subsidiary of the Company, 401(k) Plan were merged with and into the Plan and Beneficial Insurance Services,L LC became an adopting company with respect to the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA".)

The Plan is administered by the Employees' Savings Plan Committee (the "Committee). The Board of Trustees of the Bank appoints the members of the Committee who are responsible to and serve at the discretion of the Board of Trustees. The Committee has the exclusive right to interpret the Plan, establish rules for administration of the Plan and to decide any and all matters arising in connection with interpretation and administration of the Plan. Significant administrative costs of the Plan are absorbed by the Company.

Eligibility

Prior to the Effective date, an employee became eligible to participate in the Plan after he or she had attained age twenty-one and completed one year of service. The ESOP had the same eligibility requirements except excluded employees covered by a collective bargaining unit.

Subsequent to the Effective date, all employees participating in the Plan or a prior plan shall continue to participate in the Plan. All full time employees become eligible on their respective date of hire. Part time employees may become eligible following the completion of 1,000 hours of service within the 12 month period following their respective hire date

The Plan implemented an automatic enrollment feature effective January 1, 2009 that involves the use of a "qualified automatic contribution arrangement" under the applicable sections of ERISA and the Code.

ESOP Feature

The plan purchased shares of the Company's stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of twenty years funded by Company contributions to the trust fund.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payment of principal and interest due on its term indebtedness to the Company. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with the applicable regulations of the Code.

The unallocated shares of the Company stock collateralize the loan. The lender has no rights against the shares once they are allocated under the Plan. Accordingly, the statement of net assets available for benefits and the statement of changes in net assets available for benefits presents separately the assets and liabilities and changes therein pertaining to accounts of employees with rights in allocated stock and stock not yet allocated to employees.

There are two types of ESOP contributions that can be made to the Plan: a Company discretionary contribution amount as determined by the Board of Trustees and a Company loan repayment contribution.

Each plan year, the Company shall, subject to any regulatory prohibitions, contribute an amount of cash sufficient to enable Reliance Trust Company ("the Trustee") to make principal and interest payments that become due on the loan. When the Company makes a loan repayment contribution to the Plan, the Trustee repays a portion of the loan and releases a portion of the stock held in a loan suspense account to the accounts of active participants to fund basic, profit sharing, matching and transition contributions. Also, the Company, at its discretion, may make an additional contribution to the Plan not related to the acquisition loan each plan year. No discretionary contribution was made for 2009 or 2008.

Contributions

Subsequent to the Effective date, the Plan combined the contribution features of the 401(k) Plan and the ESOP and now includes a basic and profit sharing contribution; salary reduction contribution; a matching contribution and a transition contribution. The Plan also permits rollover contributions.

Basic and Profit Sharing Contribution
The Company may contribute a basic and a profit sharing contribution. The amount of the basic contribution is 2% of a participant's compensation. The amount of the profit sharing contribution shall be determined by the Board of Trustees of the Company. Participants must be employed on the last day of the plan year and complete 1,000 hours of service to receive a basic and or profit sharing contribution, if any. For 2009 and 2008, the Company contributed 2% of eligible participants' compensation for the basic and 2% for the profit sharing contribution.

Salary Reduction Contribution
Participants may contribute from 1% up to 50% of their compensation (total salary, overtime and bonuses up to the Code limit on compensation) to the Plan.

Matching Contribution
The Company may contribute to each participant eligible for an allocation of such contributions an amount related to the participant's Salary Reduction Contribution. For 2009 and 2008, the Company contributed 100% of the first 2% and 50% of the next 4% percent of each eligible participant's compensation contributed to the Plan as a Salary Reduction Contribution. For the 2008 plan year only, the Matching Contribution was calculated separately with respect to each payroll period and the Company trued-up each participant's Matching Contribution throughout the plan year such that the maximum Matching Contribution was made to each participant who was eligible to receive the maximum Matching Contribution.

Transition Contribution
Through and including the 2017 plan year, unless modified by the Company, the Company shall annually contribute an amount as a percentage of the compensation of each active participant who is a full time employee and is not a Highly Compensated Employee. The percentages range from 8% to 16% based on the ages of qualified participants

The participants' and the Company's contributions are subject to annual maximum limits under the Code.

Vesting

Participants' contributions (including salary reductions, rollover, and transition contributions) and the related earnings are 100% vested at all times. Company's matching contributions are 100% vested after two years of service. Basic and Profit Sharing Contributions as well as ESOP contributions vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 to 3	20%
3 to 4	40%
4 to 5	60%
5 to 6	80%
6 or more	100%

Participant Accounts

Each participant's account is credited with an allocation of various contributions (basic and profit sharing contribution; salary reduction contribution; a matching contribution; an ESOP contribution; and transition contribution), participant loan repayments and
related interest and an allocation of Plan earnings (losses). The Plan's ESOP component is designed to invest primarily in Company Stock in order to comply with Section 4975(e)(7) of the Code and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, participants may direct their contributions in one of the applicable investment options or allocate between the investment options. Participants may change the allocation of contributions or make transfers between the investment options at any time. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Payment of Benefits

Subsequent to the Effective date, a participant upon termination of service for any reason, is eligible to receive the vested interest in his or her account in a lump sum. If such vested interest is greater than $1,000, then the participant may elect to defer distribution. If the vested account balance exceeds $1,000, the assets will generally be held in the Plan until the later of the participant's normal or early retirement date or the tenth anniversary of the year in which participation began in the Plan.

A financial hardship withdrawal can be made for an immediate and heavy financial need that, among other things, cannot be satisfied through certain other sources available to the participant.

Prior to the Effective date, on termination of service due to disability or retirement on or after age 65, a participant may have elected to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments over a certain period not exceeding the participant's life expectancy or the joint life expectancies of the participant and his or her designated beneficiary. For termination of service for all other reasons, a participant was able to receive the value of the vested interest in his or her account as a lump sum distribution. If the vested account balance exceeded $1,000, the assets were generally held in the Plan until the later of the participant's normal or early retirement date or the tenth anniversary of the year in which participation began in the Plan. However, terminated participants were able to elect to receive payment of benefits at any time.

Participant Loans

The Plan permits a participant to borrow from their account a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans generally must be repaid within five years and are secured by a pledge of the participant's account balance and bear interest at rates that range from 3.0% to 8.5% at December 31, 2009, which are the rates determined by the Committee. Loans are generally repaid through payroll deductions.

Forfeitures

The non-vested portion of a terminated participant's account is placed in a separate account and becomes forfeited upon date of termination of employment. Forfeitures of participants' accounts are available to the Company to reduce the Company's contributions. At December 31, 2009 and 2008 forfeited non-vested accounts totaled $21,721 and $250,671, respectively. During the years ended December 31, 2009 and 2008, forfeitures applied against the profit sharing contribution and matching contributions amounted to $50,026 and $41,972, respectively.

Voting Rights

Each participant or beneficiary shall be entitled to direct the Trustee how to vote the shares allocated to their account. The Trustee shall vote all unallocated shares held by the Plan in the manner that reflects the voting instructions received from participants regarding allocated shares, provided that such votes do not conflict with ERISA or the Trustee's fiduciary duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust fund. Contract value for this collective trust fund is based on the net asset value of the fund as reported by the investment advisor. The statements of net assets available for benefits present the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition—The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 10 for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on the accrual basis. Net depreciation and appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Administrative Expenses – The Company pays the administrative costs of the Plan to the extent they are not paid by the Plan.

Loan Payable - The balance of funds borrowed from Beneficial Mutual Bancorp Inc. under the Loan Agreement is recorded as a loan payable. The Loan Agreement is more fully described in Note 4.

Subsequent Events – During 2009, the Plan adopted ASC 855, Subsequent Events. The adoption did not have an impact on the Plan's net assets available for benefits or changes in net assets available for benefits. In preparing the financial statements, the Plan has evaluated subsequent events through the date the financial statements were issued.

New Accounting Pronouncements – In June 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") was issued to become the source of authoritative U.S. generally accepted accounting principles (GAAP) to be applied by nongovernmental entities and supersede all then-existing non-SEC accounting and reporting standards. This authoritative guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have a material impact on the Plan's financial statements.

In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity's measurement date in a manner consistent with the measurement principles of FASB ASC Topic Financial Services – Investment Companies. The new guidance also requires certain disclosure about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor's ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The adoption did not have a material impact on the Plan's financial statements but expanded disclosures about certain fair value measurements.

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan's current fair value disclosures.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Wells Fargo Stable Value Fund C	$ 5,695,173	$ 5,136,301
Beneficial Mutual Bancorp, Inc. Common Stock	34,898,662	40,199,569
American Funds Europacific Growth Fund	2,432,969	1,561,607
Fidelity Spartan 500 Index Fund	2,408,316	1,563,742
Vanguard Total Bond Market Index Fund	1,567,177	1,381,232
American Funds Growth Fund of America	2,860,844	1,917,549

During the years ended December 31, 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2009	2008
Mutual Funds	$2,263,106	$(4,126,918)
Common Stock	(5,049,220)	1,082,904
Collective Investment Funds	297,310(245	,921)
Collective Trust Fund	172,177	226,578
Genworth Life & Annuity Life Insurance Fund – Life Insurance	-	(466)
Net Depreciation in Fair Value of Investments	$(2,316,627)	$(3,063,823)

4. LOAN PAYABLE

The Plan borrowed $32,247,720 from Beneficial Mutual Bancorp, Inc., ("Bancorp") the Company's parent holding company, at a fixed interest rate of 8.25%, in order to purchase 3,224,772 shares of Bancorp common stock on July 13, 2008. Unallocated shares are collateral for the loan. This loan will be repaid over a twenty-year period in variable installments of principal and interest in amounts necessary to amortize the loan in conjunction with the number of shares released to fund contributions as described in Note 1, Description of the Plan. The loan balance at December 31, 2009 was $27,481,008. The loan can be prepaid at any time (in whole or in part) prior to the end of the twenty-year term, subject to certain IRS limits.

Scheduled principal payments on the loan consist of the following at December 31, 2009:

2010	$ 3,107,314
2011	3,371,708
2012	3,658,599
2013	3,969,900
2014	4,307,690
Thereafter	9,065,797
	$27,481,008

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, modify, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete termination, affected participants will become 100% vested in their accounts.

6. INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 2002 that the Plan, subject to certain amendments as required by the Internal Revenue Service, complies with applicable sections of the Code. Although the Plan has been amended since that date, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments consist of shares of Company stock, shares of mutual funds and balances in money market funds that are managed by the Trustee and Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participants' accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management, participant loans, administrative services and the related payment of fees.

8. ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by Reliance Trust Company (the "Trustee") of the Plan. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and processes distributions to participants. The Trustee also administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions as determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statement of net assets available for benefits.

10. FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments at fair value in accordance with FASB accounting standard "Fair Value Measurements and Disclosures," which provides the framework for measuring fair value. That framework provides the fair value hierarchy used to classify the inputs used in measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Level 1 Fair Value Measurements

Investments in interest-bearing cash are stated at cost, which approximates fair value. The fair values of money market and mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

Level 2 Fair Value Measurements

The collective investment funds are valued based upon the units of the collective investment funds held by the Plan at year end times the respective unit values. The unit values of the collective investment funds are determined by the Trustee based on the current market values of the underlying assets of the collective investment funds as based on information reported by the investment advisor using the audited financial statements of the collective investment funds at year end. Further information concerning the collective investment funds may be obtained from their separate audited financial statements.

The collective trust fund is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The collective trust fund invests in investment contracts and security-backed contracts. A security backed contract has similar characteristics as a traditional investment contact and is comprised of two parts: the first part is fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investment in the collective trust fund is not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2009 and 2008.

Level 3 Fair Value Measurements

The life insurance policies and participant loans are not actively traded and significant other observable inputs are not available. The life insurance policies are valued at cash surrender value, which approximates fair value. Participant loans are valued at amortized cost which approximates fair value based on unobservable inputs using valuation methodologies to determine fair value to include discounted cash flows and other similar techniques.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2009			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and money market funds	$ 6,414	$ 6,414	$ -	$ -
Collective investment funds:				
Capital preservation fund	43,092	-	43,092	-
Income fund	22,111	-	22,111	-
Diversified income fund	234,223	-	234,223	-
Balanced fund	379,902	-	379,902	-
Balanced equity fund	663,730	-	663,730	-
Diversified equity income fund	220,247	-	220,247	-
Diversified equity fund	31,994	-	31,994	-
Collective trust fund	5,695,173	-	5,695,173	-
Mutual funds:				
Equity funds	9,914,642	9,914,642	-	-
Fixed income funds	1,567,177	1,567,177	-	-
Common stock	34,898,662	34,898,662	-	-
Life insurance policies	-	-	-	-
Participant loans	672,975	-	-	672,975
	$54,350,342	$46,386,895	$7,290,472	$672,975

The following table sets forth a summary of the changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2009:

	Life Insurance Policies	Participant Loans
Balance - January 1, 2009	$3,535	$660,704
Purchases, sales, issuances, and settlements, net	(3,535)	12,271
Balance – December 31, 2009	$ -	$672,975

	2008			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and money market funds	$ 12,497	$ 12,497	$ -	$ -
Collective investment funds	624,292		624,292	
Collective trust fund	5,136,301	-	5,136,301	-
Mutual funds	7,767,492	7,767,492	-	-
Common stock	40,199,569	40,199,569	-	-
Life insurance policies	3,535	-	-	$3,535
Participant loans	660,704	-	-	660,704
	$54,404,390	$47,979,558	$5,760,593	$664,239

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2009:

Net assets available for benefits per the financial statements	$27,396,599
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,368
Net assets available for benefits per the Form 5500	$27,407,967

A reconciliation of increase in net assets available for benefits according to the financial statements consists of the following for the year ended December 31, 2009:

Increase in net assets available for benefits per the financial statements	$2,166,947
Adjustment from fair value to contract value for fully benefit-responsive investment contracts -2009	11,368
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - 2008	290,087
Increase in net assets available for benefits per the Form 5500	$2,468,402

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2008:

Net assets available for benefits per the financial statements	$25,229,652
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(290,087)
Net assets available for benefits per the Form 5500	$24,939,565

A reconciliation of increase in net assets available for benefits according to the financial statements consists of the following for the year ended December 31, 2008:

Increase in net assets available for benefits per the financial statements	$5,924,489
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(290,087)
Increase in net assets available for benefits per the Form 5500	$5,634,402

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
EMPLOYER IDENTIFICATION NUMBER: 23-0400690
PLAN NUMBER: 002
FORM 5500, SCHEDULE H, PART IV, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	(d) ** Cost	(e) Current Value
	Wells Fargo	Collective Trust Fund - Stable Value Fund C	N/A	$ 5,695,173
	TD Ameritrade	Sunrise Retirement Cap Preservation	N/A	43,092
	TD Ameritrade	Sunrise Retirement Income	N/A	22,111
	TD Ameritrade	Sunrise Retirement Diversified Income Fund	N/A	234,223
	TD Ameritrade	Sunrise Retirement Balanced Fund	N/A	379,902
	TD Ameritrade	Sunrise Retirement Diversified Equity Income Fund	N/A	220,247
	TD Ameritrade	Sunrise Retirement Diversified Equity Fund	N/A	31,994
	TD Ameritrade	Sunrise Retirement Balanced Equity Fund	N/A	663,730
		Total Collective Investment Funds		1,595,299
	American Funds	EuroPacific Growth Fund	N/A	2,432,969
	American Funds	Growth Fund of America	N/A	2,860,844
	American Beacon	Large Cap Value Fund	N/A	435,934
	Fidelity	Spartan 500 Index Fund	N/A	2,408,316
	Royce	Pennsylvania Mutual Fund	N/A	1,211,174
	Vanguard	Mid-Cap Index Fund	N/A	565,405
	Vanguard	Total Bond Market Index Fund	N/A	1,567,177
		Total Mutual Funds		11,481,819
*	Beneficial Mutual Bancorp Inc.	Common Stock - participant directed	N/A	9,817,978
*	Beneficial Mutual Bancorp Inc.	Common Stock - unallocated	$ 25,488,500	25,080,684
		Money market funds		6,414
*	Participant loans	Interest rates ranging from 3.00% to 8.50%.		672,975
				$ 54,350,342

*Indicates party-in-interest to the Plan.
** Historical cost has not been presented since all investments except unallocated common stock are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 2/17/2011

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

Cecile Colonna

Cecile Colonna
Plan Administrator

Exhibit 23.1
Auditor's Consent


ParenteBeard
CONFIDENCE THROUGH CLARITY

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-144749 and 333-152116) of Beneficial Mutual Bancorp, Inc. of our report dated February 7, 2011 relating to the financial statements and schedule of the Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

ParenteBeard LLC

Philadelphia, Pennsylvania
February 7, 2011

ParenteBeard LLC Accountants & Business Advisors
One Liberty Place | 1650 Market Street, Suite 4500 | Philadelphia, PA 19103 | 215.972.0701 | 800.267.9405 | Fax 215.563.4925 | www.ParenteBeard.com